CB AUTO GROUP, INC.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2018 AND 2017
with
INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders
CB Auto Group, Inc.
Roswell, Georgia

We have reviewed the accompanying financial statements of CB Auto Group, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and accumulated deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Suite 1600, 271 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

Supplementary Information

The supplementary information included in the Statements of Operating Expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Smith & Howard

April 25, 2019

CB AUTO GROUP, INC.
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
Current Assets		
Cash and cash equivalents	$ 1,269,651	$ 13,584
Accounts receivable, no allowance deemed necessary	4,000	5,295
Total Current Assets	1,273,651	18,879
Property and Equipment, Net	125,724	76,046
Intangible Assets	2,500,000	2,500,000
	$3,899,375	$2,594,925

LIABILITIES AND SHAREHOLDERS' EQUITY

	2018	2017
Current Liabilities		
Accounts payable	$ 46,234	$ 22,498
Due to shareholder	122,500	45,300
Current portion of capital leases	18,538	13,243
Current portion of notes payable	183,178	-
Total Current Liabilities	370,450	81,041
Long Term Liabilities		
Capital lease obligations, net of current portion	71,256	55,713
Notes payable, net of current portion	838,607	-
	909,863	55,713
Shareholders' Equity		
Common stock, no par value, 1,000 shares authorized, 870 shares issued and outstanding	300	300
Treasury stock	(190,000)	-
Paid in capital	4,750,000	3,117,500
Accumulated deficit	(1,941,238)	(659,629)
	2,619,062	2,458,171
	$3,899,375	$2,594,925

See accompanying notes and independent accountants' review report.

CB AUTO GROUP, INC.
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Revenues	$ 25,057	$ 114,975
Cost of Revenues	(102,526)	(6,795)
Gross Profit (Loss)	(77,469)	108,180
Selling, General and Administrative	(1,204,191)	(640,973)
Loss from Operations	(1,281,660)	(532,793)
Other Income (Expense)		
Interest income	2,776	-
Interest expense	(2,725)	(10,572)
	51	(10,572)
Net Loss	(1,281,609)	(543,365)
Accumulated Deficit, Beginning of Year	(659,629)	(116,264)
Accumulated Deficit, End of Year	$ (1,941,238)	$ (659,629)

See accompanying notes and independent accountants' review report.

CB AUTO GROUP, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	__2018__	__2017__
Cash Flows from Operating Activities:		
Cash received from customers	$ 26,352	$ 110,167
Cash paid to suppliers and employees	(1,260,788)	(625,557)
Interest income	2,776	-
Interest paid	(2,725)	(10,572)
Net Cash Required by Operating Activities	(1,234,385)	(525,962)
Cash Flows from Investing Activities:		
Purchases of property and equipment	(15,000)	-
Repayments to shareholder	(45,300)	(5,566)
Net Cash Required by Investing Activities	(60,300)	(5,566)
Cash Flows from Financing Activities:		
Additional paid in capital	2,205,000	552,500
Repayments of paid in capital	(450,000)	(22,000)
Proceeds from note payable	1,000,000	-
Payments on notes payable and capital lease obligations	(14,248)	(5,518)
Purchase of treasury stock	(190,000)	-
Net Cash Provided by Financing Activities	2,550,752	524,982
Net Increase (Decrease) in Cash	1,256,067	(6,546)
Cash and Cash Equivalents, Beginning of Year	13,584	20,130
Cash and Cash Equivalents, End of Year	$ 1,269,651	$ 13,584

Non-Cash Investing and Financing Activities:

The Company entered into a note payable and capital leases for the purchase of vehicles in the amount of $56,871 and $74,473 in 2018 and 2017, respectively.

(Continued)

See accompanying notes and independent accountants' review report.

CB AUTO GROUP, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2018 AND 2017

(Continued)

	2018	**2017**
Reconciliation of Net Loss to Net Cash Required by Operating Activities:		
Net Loss	$ (1,281,609)	$ (543,365)
Adjustments to Reconcile Net Loss to Net Cash Required by Operating Activities:		
Depreciation expense	22,193	11,106
(Increase) decrease in accounts receivable	1,295	(4,808)
Decrease in deposits	-	230
Increase in accounts payable	23,736	10,875
Total Adjustments	47,224	17,403
Net Cash Required by Operating Activities	$ (1,234,385)	$ (525,962)

See accompanying notes and independent accountants' review report.

CB AUTO GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Nature of Business

CB Auto Group, Inc. (the Company) is headquartered in Georgia and developed the Union Auto Program (UAP) that works with labor unions in 14 states in the Southeastern United States. UAP is a hassle-free new and used car buying service exclusively for union members, and their families. Working with its trusted network of dealers, UAP is able to offer its members pre-arranged pricing on new and used vehicles, as well as, a complimentary lifetime powertrain warranty or a hardship protection plan, a feature unique to UAP. In addition to the benefits outlined above, UAP also gives back to the unions it works with by setting aside funds on every sale made under UAP and giving that back to unions.

Basis of Accounting

The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

Revenues from fees earned on the sale of new and used cars are recognized at the time of the purchase by the union member. A portion of every sale is paid to the labor union and is recognized at the time of the purchase by the union member as cost of sales. Advertising revenues are received from the dealer members and is recognized at the time of receipt. Any associated advertising costs are charged as incurred.

Cash and Cash Equivalents

For statement of cash flow purposes, cash includes cash equivalents, which are highly liquid short-term investments with original maturities of three months or less.

Concentration of Risk

The Company maintains cash balances at financial institutions that, at times, are in excess of federally insured limits. The Company has not experienced any losses in such accounts. If liquidity issues arise in the global credit and capital markets, it is at least reasonably possible that these changes in risks could materially affect the amounts reported in the accompanying financial statements and the supplementary schedule.

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements and the supplementary schedule in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are shown at the net amounts management estimates to be collectible. The Company uses the allowance method of accounting for doubtful accounts based on management's review of accounts and evaluation of historical bad debts and current accounts receivable. No allowance was deemed necessary at December 31, 2018 and 2017.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Depreciation on assets held under capital leases is provided on the straight-line method over the lesser of the estimated useful lives of the related assets or the length of the leases. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

Income Taxes

The Company elected to be taxed under the S-Corporation provisions of the Internal Revenue Code in 2016. As such, the Company is generally not liable for corporate income taxes on its taxable income. Instead, the shareholders will be liable for individual income taxes on the Company's taxable income. Accordingly, the accompanying financial statements do not include a provision nor liability for income taxes.

In the normal course of business, the Company is subject to examination by the federal and state taxing authorities.

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company annually evaluates all federal and state income tax positions. This process includes an analysis of whether the income tax positions the Company takes meet the definition of an uncertain tax position under the Income Taxes Topic of the Financial Accounting Standards Codification. The Company had no uncertain tax positions and therefore accrued no interest or penalties to uncertain tax positions.

Subsequent Events

Management has evaluated subsequent events through the date of this report, which is the date the financial statements were available to be issued.

NOTE 2 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31:

	2018	2017
Vehicles	$ 131,344	$ 74,473
Computer equipment and software	23,309	8,310
Furniture, fixtures and equipment	6,223	6,223
	160,876	89,006
Accumulated depreciation and amortization	(35,152)	(12,960)
	$ 125,724	$ 76,046

NOTE 3 – INTANGIBLE ASSETS

The Company entered into an asset purchase agreement with an affiliated party in 2016 to purchase intangible assets, including protective and exclusive contracts with state labor unions and automotive dealerships to continue to develop its UAP for union members and their families. The value of the intangible assets is based upon the value of these contracts. The Company assesses the intangible assets for impairment on an annual basis and has determined that no impairment exists as of December 31, 2018 and 2017.

NOTE 4 – TRANSACTION WITH RELATED PARTY

During 2017, a shareholder advanced funds to the Company totaling $45,300. The loan was repaid during 2018 and no balance remains.

During 2018, a former shareholder returned common stock in exchange for his investment in paid in capital. The former shareholder invested $572,500 during 2017 and 2018. The Company repaid $450,000 to the former shareholder in 2018. The balance remaining of $122,500 is classified as a current payable to the former shareholder in 2018.

NOTE 5 – LONG TERM DEBT

Notes payable consist of the following at December 31, 2018:

Note payable to a financial institution, secured by virtually all assets of the Company, payable in monthly installments of $19,049, bearing interest at 5.31%, maturing in December 2023.	$ 1,000,000
Note payable to a financial institution, secured by a vehicle, payable in monthly installments of $419, bearing interest at 3.9%, maturing in October 2023.	21,785
	1,021,785
Less current portion	(183,178)
	$ 838,607

Annual principal maturities of long-term debt for the years ending December 31 are as follows:

2019	$ 183,178
2020	193,319
2021	204,041
2022	215,230
2023	226,017
	$ 1,021,785

Three of the Company's shareholders have personally guaranteed the note payable.

NOTE 6 – CAPITAL LEASE OBLIGATIONS

The Company leases vehicles under capital lease agreements. The economic substance of the leases is that the Company is financing the acquisition of assets through leases, and accordingly, they are recorded in the Company's financial statements as property and equipment and capital leases payable.

At December 31, 2018 and 2017, the Company had $108,554 and $74,474, respectively, of vehicles under capital leases with related accumulated depreciation of $22,342 and $7,447, respectively. Depreciation expense for these assets is included in the depreciation to property and equipment.

Future minimum payments required under the capital lease obligations, together with the present value, for the years ending December 3, 2018 are as follows:

2019	$	18,538
2020		47,765
2021		5,295
2022		18,196
		89,794
Less current portion		(18,538)
	$	71,256
Amount representing interest	$	4,156

NOTE 7 – COMMITMENTS

The Company leases office space under a non-cancelable operating lease agreement that expires in June 2020. Future minimum lease payments under this agreement are as follows for the years ending December 31:

2019	$	31,200
2020		15,600
	$	46,800

Total rent expense for this lease for the years ended December 31, 2017 and 2018 was $11,528 and $31,200, respectively.

SUPPLEMENTARY INFORMATION

CB AUTO GROUP, INC.
STATEMENTS OF OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Advertising and promotions	$ 74,725	$ 37,615
Auto expenses	13,528	8,286
Bank and credit card fees	7,840	128
Building lease	31,200	11,528
Computer and equipment	23,340	16,176
Depreciation expense	22,193	11,106
Donations	8,402	13,346
Dues and subscriptions	5,394	2,248
Insurance	37,338	18,158
Legal and accounting	55,243	18,223
Meetings and conferences	27,395	31,393
Office expenses	9,837	15,979
Payroll and payroll taxes	811,911	405,725
Postage and delivery	1,506	1,900
Repairs and maintenance	4,756	2,276
Licenses and registrations	514	856
Telephone	9,110	6,174
Travel	55,841	37,086
Utilities	4,118	2,770
	$ 1,204,191	$ 640,973

See accompanying notes and independent accountants' review report.